News Release TSX-V: PDO 2011-01 January 12, 2011

PORTAL PROVIDES UPDATE ON BIGWAVE FARM-IN AGREEMENT

Portal Resources Ltd. (TSX-V: PDO) (“Portal” or the “Company”) announced on September 21, 2010 that it executed a binding Term Sheet, signed by all of the Bigwave Joint Venture (“JV”) partners, giving the Company the right to increase its working interest, on a progressive basis, up to an average of 70% in certain lands owned by the JV. In the ensuing time since that announcement the Company has worked diligently to prepare a definitive Farm-in Agreement (the “Agreement”) in accordance with the terms of the Term Sheet that is acceptable to all partners. To date the Company has not been able to secure a unanimous consensus on this Agreement. While Portal’s management team remains optimistic as to a conclusion to this matter there can be no assurances that a final document will be executed.

“Despite the fact that we have been unable to conclude the definitive Farm-in Agreement we have not been idle. We are continuing to review additions to the management team as well as acquisitions of both exploration and production assets”, stated David Hottman, Chairman and CEO.

The Bigwave Joint Venture consists of 17.75 sections (11,360 acres) of land, targeting light sweet oil. The Company will utilize the technological advancements in Horizontal Drilling and Multi-Stage Fracing to produce oil and gas. The first horizontal well has been drilled and requires a multistage frac as part of the completion.

Portal Resources Ltd. has offices in both Calgary and Vancouver, Canada and is focused on the exploration, development and exploitation of oil and gas resources in North America. Please refer to the Company’s website at www.portalresources.net for additional information.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Statements contained in this news release that are not historical facts are anticipated results and forward-looking statements that involve various risks and uncertainty affecting the business of Portal. Actual results may vary materially from the information provided in this release. As a result, there is no representation by Portal that actual results realized in the future would be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance.

Portal is involved in the exploration for hydrocarbons and all of its current property holdings are in the grassroots or primary exploration stage. Exploration for hydrocarbons is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures incurred on Portal’s exploration properties will result in discoveries of commercial quantities of hydrocarbons. Portal’s future success in exploiting and establishing a reserve base will depend on Portal’s ability to raise funds to develop its current properties and on its ability to discover hydrocarbons and acquire properties or prospects that are producing. There is no assurance that Portal’s future exploration and development efforts will result in the discovery or development of commercial accumulations of oil and natural gas.

For further information contact: Timea Carlsen or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net